Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces
Completion of Acquisition by CPV, a subsidiary of OPC, of
Wind Energy Power Plants in the U.S.
Singapore, April 9, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that on April 5, 2023, OPC’s subsidiary, CPV Group LP1 (“CPV”), through a 100% owned subsidiary, completed the acquisition of 100% of the interests in four operating wind-powered electricity power plants in Maine, United States.

The purchase price for the acquisition was $175 million, after adjustments, of which $100 million was financed with equity from CPV’s shareholders, including OPC, which contributed its portion (i.e. 70%) of such equity investment. CPV financed the remaining purchase price of $75 million with a loan facility with a five year term.
Further details of the acquisition were announced in Kenon’s report on Form 6-K furnished to the SEC on January 4, 2023 and in Kenon’s most recent Annual Report on Form 20-F filed with the SEC on March 30, 2023.

1 OPC indirectly holds a 70% interest in CPV Group LP.